590 Madison Avenue, 33rd Floor New York, NY 10022
212-287-2119

March 28, 2022

BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Lewis
    RE:    BrightSpire Capital, Inc.
        Form 10-K for the fiscal year ended December 31, 2021
        Filed February 22, 2022
        File No. 001-38377

Dear Mr. Lewis:
    This letter sets forth the responses of BrightSpire Capital, Inc. (the “Company”) to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) in a letter dated March 18, 2022 (the “Comment Letter”) regarding the above referenced filings.
    For ease of review, the Company has set forth below in bold type the numbered comments of the Staff in the Comment Letter, with the Company’s responses thereto immediately following each comment.
Form 10-K for fiscal year ended December 31, 2021
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Supplemental Financial Measures, page 64

1.Please clarify and enhance your disclosure regarding Fair value adjustments, which are excluded from your calculation of Adjusted Distributable Earnings for the year ended December 31, 2021. In your response please tell us what the adjustment represents, how you calculated the amount and why it is an appropriate non-GAAP adjustment.

Response to Comment No. 1:
The fair value adjustments which have been excluded from the Company’s calculation of Adjusted Distributable Earnings represent mark-to-market adjustments to the Company’s investments in unconsolidated ventures based on the estimated price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants, as determined in accordance with GAAP. Specifically, the fair value adjustments reported in our Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) are related to the Company’s investments in four unconsolidated ventures representing a noncontrolling interest in various entities which are accounted for as equity method investments. Fair value adjustments recorded on each of these investments are included in equity in earnings of unconsolidated ventures on the Company’s consolidated statements of operations.

Mr. Jeffrey Lewis
Division of Corporation Finance
March 28, 2022

The Company believes that the fair value adjustments are an appropriate non-GAAP adjustment because removing them better depicts the Company’s operating performance in the period, and aligns with how management views its financial results when determining the dividend level to recommend to the board of directors each quarter. Dividends are one of the principal reasons investors invest in credit or commercial mortgage REITs such as BrightSpire Capital Inc.

As requested by the Staff, the Company’s future filings will include the following additional information (underlined below) pertaining to fair value adjustments that are excluded in the calculation of Adjusted Distributable Earnings:

“We define Adjusted Distributable Earnings as Distributable Earnings excluding (i) realized gains and losses on asset sales, (ii) fair value adjustments, which represent mark-to-market adjustments to investments in unconsolidated ventures based on an exit price, defined as the estimated price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants, (iii) unrealized gains or losses, (iv) realized provision for loan losses and (v) one-time gains or losses that in the judgement of management should not be included in Adjusted Distributable Earnings. We believe Adjusted Distributable Earnings is a useful indicator for investors to further evaluate and compare our operating performance to our peers and our ability to pay dividends, net of the impact of any gains or losses on assets sales or fair value adjustments, as described above.”

2.We note that you reconcile NOI attributable to common stockholders, a non-GAAP measure, from net income (loss) on your net leased and other real estate portfolios attributable to common stockholders, which also appears to represent a non-GAAP measure. Please reconcile your NOI measure to the most directly comparable financial measure calculated and presented in accordance with GAAP pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

Response to Comment No. 2:

In the Company’s future filings, the Company will reconcile NOI attributable to common stockholders from net income (loss) attributable to common stockholders, the most directly comparable GAAP measure.

3.Please tell us your consideration to present and discuss your non-GAAP financial measures on a comparative basis for each respective period.
Response to Comment No. 3:

In the Company’s future filings, the Company will present and discuss its non-GAAP financial measures on a comparative basis for each respective period.

Liquidity and Capital Resources
Master Repurchase Facilities and CMBS Credit Facilities, page 68

4.Please consider expanding your disclosure to quantify the average quarterly balance of your repurchase agreements for each period included in your financial statements. In addition,

Mr. Jeffrey Lewis
Division of Corporation Finance
March 28, 2022

consider quantifying the period-end balance for each of those quarters, the maximum balance at any month-end and explaining the causes and business reasons for the significant variances among these amounts.
Response to Comment No. 4:

In the Company’s future filings, the Company will enhance its disclosures to include the unpaid principal balance (“UPB”) information of its Master Repurchase Facilities and CMBS Credit Facilities in tabular format as illustrated below:

Quarter Ended	Quarterly Average UPB	End of Period UPB	Maximum UPB at Any Month-End
March 31, 2022	$—	$—	$—
December 31, 2021	—	—	—
September 30, 2021	—	—	—
June 30, 2021	—	—	—
March 31, 2021	—	—	—

Additionally, if there are any material variances between the periods presented the Company will discuss those variances in the filing.
* * * * *
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
    Should the Staff have any questions or comments, or would like additional information, please do not hesitate to contact me at (212) 287-2119.

Sincerely,

BrightSpire Capital, Inc.

By: /s/ Frank V. Saracino
Name: Frank V. Saracino
Title: Chief Financial Officer

cc: David Palamé
    BrightSpire Capital, Inc.
David W. Bonser
Tifarah R. Allen
        Hogan Lovells US LLP
    Barry Moss
    Ernst & Young LLP